UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Tier Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

88650Q100

(CUSIP Number)

Michael R. Murphy

Discovery Group I, LLC

191 North Wacker Drive

Suite 1685

Chicago, Illinois 60606

Telephone Number: (312) 265-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 4, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88650Q100

1.	Names of Reporting Persons. Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,371,537

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,371,537

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,371,537

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88650Q100

1.	Names of Reporting Persons. Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,592,819

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,592,819

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,592,819

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88650Q100

1.	Names of Reporting Persons. Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,592,819

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,592,819

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,592,819

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88650Q100

1.	Names of Reporting Persons. Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,592,819

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,592,819

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,592,819

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Tier Technologies, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 10780 Parkridge Boulevard, Suite 400, Reston Virginia 20191.  This Amendment No. 2 amends and supplements, as set forth below, the information contained in items 1, 3, 4, 5 and 6 of the Schedule 13D filed by the Reporting Persons with respect to the Company on May 12, 2008, as amended by Amendment No. 1 thereto filed by the Reporting Persons on August 20, 2008 (as so amended, the “Schedule 13D”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.  Except as amended by this Amendment No. 2, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 2.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

The total purchase price for the 1,592,819 shares of Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy as of September 8, 2008 was approximately $13,984,408, and the total purchase price for the 1,371,537 shares of Common Stock beneficially owned by Discovery Equity Partners was approximately $12,050,697.  The source of such funds was the assets of Discovery Equity Partners and another private investment partnership (collectively, the “Partnerships”) over which Discovery Group exercises discretionary investment management authority, including proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Partnerships with a broker on customary terms and conditions.  The Partnerships are the legal owner of all of the Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended by adding the following as the fourth paragraph thereof:

Discovery Equity Partners has submitted to the Company a shareholder proposal under SEC Rule 14a-8 for inclusion in the Company’s proxy statement for the Company’s 2009 Annual Meeting of Stockholders. The text of the proposal is as follows:

Stockholder Proposal

RESOLVED, that the stockholders of Tier Technologies, Inc. (“Tier”) request that Tier’s Board of Directors restore to stockholders their rights to directly influence the strategic direction and possible sale of Tier by (i) terminating Tier’s “poison pill” rights plan and (ii) reinstating the ability of stockholders owning at least 10% of the voting power to call special meetings of stockholders.

Supporting Statement

In January 2006, the Board of Tier stripped its stockholders, without their consent, of their ability to directly receive offers for Tier by implementing a poison pill that effectively prevents any person from acquiring 15% or more of the outstanding common stock without the Board’s consent.  Further, the Board eliminated the ability of stockholders to pursue value-creation proposals between annual meetings by denying stockholders the right to call special meetings.  These actions appear to have been taken in response to Tier’s widely reported operating and accounting problems.

Nearly three years have passed since these events and Tier is no longer the poorly integrated collection of weak performing businesses with inadequate financial controls that it then was.  The Board should now have the confidence to reverse the defensive mechanisms then adopted, since they no longer serve the best interests of Tier and its stockholders and represent a de facto transfer of voting rights away from stockholders to management.

Poison pills reduce accountability and entrench management, prevent investors from making financially meaningful investments in small capitalization companies like Tier, and allow a Board unilaterally to block offers for a company that are in the best interests of stockholders.  If a company’s Board and management have no meaningful equity stake (as is the case with Tier), this creates a significant conflict of interest between the Board and stockholders.  Recently, in response to stockholder complaints, numerous companies have terminated or not renewed their poison pills.  Tier’s Board should remove its obsolete poison pill that currently acts as an impediment to realizing shareholder value.

The elimination of the right of stockholders to call special meetings limits the direct voice of stockholders in Tier’s strategic direction by allowing management to unilaterally decide if a proposal may be presented to stockholders between annual meetings. Tier is rapidly changing its Board composition, its management team, its operations, and its overall strategic direction.  Annual meetings do not provide the access necessary for shareholders to bring forward and vote on critical and timely matters while the company is undergoing such transformations.

By supporting this proposal, stockholders can advise the Board of their concerns regarding Tier’s continued maintenance of defenses against offers and proposals that may maximize shareholder value, and express their desire that the Board be open to all strategic alternatives for Tier, including its sale.  While the adoption of this proposal will not legally bind the Board, we trust that given its fiduciary responsibilities, the Board will honor the stockholders’ wishes as reflected in the vote on the proposal.

Discovery, one of Tier’s largest shareholders, strongly urges you to vote FOR this proposal.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

The information concerning percentages of ownership set forth below is based on 19,732,863 shares of Common Stock reported outstanding as of July 31, 2008 in the Company’s most recent Quarterly Report on Form 10-Q, for the period ended June 30, 2008.

Discovery Equity Partners beneficially owns 1,371,537 shares of Common Stock as of September 8, 2008,

which represents 7.0% of the outstanding Common Stock.
Discovery Group beneficially owns 1,592,819 shares of Common Stock as of September 8, 2008, which represents 8.1% of the outstanding Common Stock.
Mr. Donoghue beneficially owns 1,592,819 shares of Common Stock as of September 8, 2008, which represents 8.1% of the outstanding Common Stock.
Mr. Murphy beneficially owns 1,592,819 shares of Common Stock as of September 8, 2008, which represents 8.1% of the outstanding Common Stock.

Discovery Group is the sole general partner of Discovery Equity Partners and has sole discretionary investment authority with respect to the other Partnership’s investment in the Common Stock.  Messrs. Donoghue and Murphy are the sole managing members of Discovery Group.  As a consequence, Discovery Group and Messrs. Donoghue and Murphy may be deemed to share beneficial ownership of all of the shares of Common Stock owned by both of the Partnerships, while Discovery Equity Partners shares beneficial ownership with Discovery Group and Messrs. Donoghue and Murphy of only the shares of Common Stock owned by it.

The transactions in Common Stock effected by the Reporting Persons since those reported in Amendment No. 1 to the Schedule 13D dated August 20, 2008 are set out in Exhibit 1 hereto.

No person other than the Partnerships is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended to read in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and the Partnerships, the margin loan facilities referred to under Item 3 above, the Joint Filing Agreements of the Reporting Persons with respect to the Schedule 13D that were included as exhibits thereto, the Joint Filing Agreement of the Reporting Persons with respect to this Amendment No. 2 included as Exhibit 2 to this Amendment No. 2, and the Powers of Attorney granted by Messrs Donoghue and Murphy with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Powers of Attorney are included as Exhibit 3 and Exhibit 4, respectively, to this Amendment No. 2.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1: List of transactions by Reporting Persons in the Company’s Common Stock since those reported in Amendment No. 1 to the Schedule 13D dated August 20, 2008.
Exhibit 2: Joint Filing Agreement dated as of September 9, 2008, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.
Exhibit 3: Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.
Exhibit 4: Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9, 2008
Date

DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P.

By: Michael R. Murphy*
Signature

Michael R. Murphy, Managing Member
Name/Title

Daniel J. Donoghue*
Signature

Daniel J. Donoghue
Name/Title

Michael R. Murphy*
Signature

Michael R. Murphy
Name/Title

*By: /s/ Mark Buckley
Mark Buckley Attorney-in-Fact for Daniel J. Donoghue Attorney-in-Fact for Michael R. Murphy

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit Index

Exhibit 1	List of transactions by Reporting Persons in the Company’s Common Stock since those reported in Amendment No. 1 to the Schedule 13D dated August 20, 2008

Exhibit 2	Joint Filing Agreement dated as of September 9, 2008, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 3	Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 4	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.